[redacted]

11016313

n.a 3/8/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upromise Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wells Avenue

(No. and Street)

Newton	MA	02459
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Borowy (617) 454-6784

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 23 2011
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

34

OATH OR AFFIRMATION

I, Kathleen Borowy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upromise Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT B. PERCIVAL II
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 29, 2015

Signature

Senior Vice President, CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Financial Statements and Supplementary Schedules
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Shareholder of Upromise Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Upromise Investments, Inc. (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 3 to the financial statements, Upromise Investments, Inc. has extensive material transactions with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2011

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	16,342,547
Cash segregated under federal and other regulations		553,454
Accounts receivable		2,720,569
Capitalized contract acquisition costs, net of accumulated amortization of $330,750		1,139,250
Prepaid expenses		484,059
Securities owned, not readily marketable, at estimated fair value		7,119
Deferred tax asset		585,324
Total assets	$	21,832,322
Liabilities and Stockholder's Equity		
Due to related parties, net	$	1,437,704
Accrued expenses		488,359
Taxes payable to Parent		3,721,963
Total liabilities		5,648,026
Commitments and contingencies (Note 7)		
Common stock, $.01 par; 100 shares authorized, issued and outstanding		1
Additional paid-in capital		844,396
Retained earnings		15,339,899
Total stockholder's equity		16,184,296
Total liabilities and stockholder's equity	$	21,832,322

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Income
Year Ended December 31, 2010

Revenues	
Service fees	$ 19,256,588
Total revenues	$ 19,256,588
Expenses	
Compensation and benefits (Note 3)	4,646,532
Computer operations (Note 3)	971,499
Professional fees (Note 3)	868,053
Promotional expenses (Note 3)	849,886
General and administrative (Note 3)	2,186,385
Restructuring (Note 8)	552,986
Occupancy (Note 3)	361,702
Total expenses	$ 10,437,043
Net income before provision for income taxes	8,819,545
Provision for income taxes (Note 5)	3,617,937
Net income	$ 5,201,608

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2009	100	$ 1	$ 844,396	$ 10,138,291	$ 10,982,688
Net income	-	-	-	5,201,608	5,201,608
Balance at December 31, 2010	100	$ 1	$ 844,396	$ 15,339,899	$ 16,184,296

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 5,201,608
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in unrealized loss on securities	(1,173)
Increase in cash segregated under federal and other regulations	(500,009)
Increase in accounts receivable	(679,927)
Decrease in capitalized contract acquisition costs	147,000
Decrease in prepaid expenses	97,796
Decrease in intangible asset	153,455
Increase in deferred tax asset	(104,027)
Increase in due to related parties, net	983,797
Increase in accrued expenses	67,643
Increase in taxes payable to Parent	(63,499)
Total adjustments	228,054
Net cash provided by operating activities	5,429,662
Net increase in cash	5,429,662
Cash, beginning of year	10,912,885
Cash, end of year	$ 16,342,547
Cash disbursements made for:	
Income taxes paid to Parent	$ 3,658,465

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Upromise Investments, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Upromise, Inc. (the "Parent"), which is a wholly-owned subsidiary of SLM Corporation ("SLM"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Municipal Securities Rulemaking Board, Securities Investor Protection Corporation and National Securities Clearing Corporation.

The Parent was purchased by SLM on August 22, 2006. The purchase accounting has not been pushed down for purposes of stand-alone financial statement presentation.

The Company has agreements to provide program management, transfer and servicing agent and administration services for various college savings programs ("529 Plans"). The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies ("States"). As permitted under these contracts, the Company has executed agreements with Upromise Investment Advisors, LLC ("UIA") under which UIA will provide the advisory, transfer and servicing agent functions for these 529 Plans. The Company and UIA are affiliated through common ownership.

The underlying assets in the 529 Plans are invested in mutual funds, exchange-traded funds, FDIC-insured savings accounts or separate accounts ("underlying investments") recommended by the Company. The Company has entered into agreements with various leading investment managers who are responsible for the day-to-day management of the underlying investments. The majority of the assets in the Company's 529 Plans are invested by The Vanguard Group in proprietary funds of the firm.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting. The financial statements have been presented in accordance with generally accepted accounting principles in the United States of America ("GAAP").

FASB Accounting Standards Codification

The Company adopted, as of July 1, 2009, the Financial Accounting Standards Board's ("FASB's") Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The ASC does not change authoritative guidance. Accordingly, implementing the ASC did not change any of the Company's accounting, and therefore, did not have an impact on the results of the Company.

Subsequent Events

In May 2009 and February 2010, the FASB issued topic updates on ASC 855, "Subsequent Events." These topic updates are intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this topic update sets forth the period after the

balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The May 2009 and February 2010 topic updates to ASC 855 are effective for fiscal years and interim periods ending after June 15, 2009 and June 15, 2010, respectively. The Company has evaluated any events subsequent to December 31, 2010, and their impact on the reported results and disclosures, through February 18, 2011, the date these financial statements were issued.

Transfers of Financial Assets and the Variable Interest Entity ("VIE") Consolidation Model
In June 2009, the FASB issued topic updates to ASC 860, "Transfers and Servicing," and to ASC 810, "Consolidation." The topic update to ASC 860, among other things, (1) eliminates the concept of a Qualifying Special Purpose Entity ("QSPE"), (2) changes the requirements for derecognizing financial assets, (3) changes the amount of the recognized gain/loss on a transfer accounted for as a sale when beneficial interests are received by the transferor, and (4) requires additional disclosure. The topic update to ASC 860 is effective for fiscal years beginning after November 15, 2009.

The topic update to ASC 810 significantly changes the consolidation model for Variable Interest Entities ("VIEs"). The topic update amends ASC 810 and, among other things, (1) eliminates the exemption for QSPEs, (2) provides a new approach for determining who should consolidate a VIE, that is more focused on control rather than economic interest, (3) changes when it is necessary to reassess who should consolidate a VIE and (4) requires additional disclosure. The topic update to ASC 810 is effective for the first annual reporting period beginning after November 15, 2009.

On January 27, 2010, the FASB finalized a deferral of ASC 810 for certain investment entities. The deferral allows asset managers that have no obligation to fund potentially significant losses of an investment entity to continue to apply the previous accounting guidance to investment entities that have the attributes of entities subject to ASC 946 (the "investment company guide"). The Company is currently evaluating the impact of these topic updates to its financial statements. Based on the Company's preliminary review and in light of this deferral, management expects these changes will not have a material effect on the Company's results of operations or financial position.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

Cash
Cash includes demand bank deposits only.

Cash Segregated Under Federal and Other Regulations
The Company maintains a separate account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, as determined by periodic computations. Rule 15c3-3 allows the Company

to maintain the required amounts in cash or qualified securities. As of December 31, 2010 the amount of cash in this account was $53,454.

In 2010, the Company opened a restricted cash account designated as collateral for any obligations or overdrafts in connection with the bank that performs same day funds settlements through the National Securities Clearing Corporation ("NSCC") on behalf of the Company. The Company funded this account with the minimum balance required by the bank of $500,000.

Accounts Receivable
All accounts receivable are expected to be collected within one year. Management monitors receivable balances with clients and establishes an allowance for balances where collection appears unlikely. In addition, for accounts where collectability is uncertain, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December 31, 2010 there are no accounts where collection appears unlikely or collectability is uncertain.

Revenue Recognition
Service fees represent the distribution fee component of the program management fees earned under the 529 Plan agreements. Distribution fees are earned for the broker-dealer related activities performed by the Company intended to result in the sale of 529 Plan units. The fees are calculated daily, and paid monthly, based upon the net assets in the underlying investments or the number of funded accounts in the 529 Plans.

Income Taxes
The Company is included in the consolidated income tax returns filed by SLM. The Company provides for current and deferred income taxes as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current and deferred tax liabilities are recorded as receivable from or payable to the Parent. To the extent that the Company does not pay any resulting tax provision to the Parent or receive any resulting tax benefit from the Parent, such provision/benefit will be deemed a contribution/distribution and be recorded as Additional paid-in capital.

The Company adopted new provisions of ASC 740, "Income Taxes" (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"), on January 1, 2007. Under ASC 740, an uncertain tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position. The Company recognizes interest related to unrecognized tax benefits, if any, in income tax expense and penalties, if any, in operating expenses.

Accounting for Stock-Based Compensation
On January 1, 2006, the Company adopted the provisions of ASC 718, "Compensation-Stock Compensation," and began recognizing stock-based compensation cost in its consolidated statements of income using the fair value based method.

ASC 718 requires that the excess tax benefits from tax deductions on the exercise of share-based payments exceeding the deferred tax assets from the cumulative compensation cost previously recognized be classified as cash inflows from financing activities in the consolidated statement of cash flows. There was no excess tax benefit for the year ended December 31, 2010.

SLM grants stock-based compensation to Company employees under its equity compensation plans in effect at the relevant time. Awards may be in the form of stock, stock options, or restricted stock.

Stock-based compensation cost related to stock options recognized in the statement of income for the year ended December 31, 2010 was $191,295. The related income tax benefit for the year ended December 31, 2010 was $71,951. As of December 31, 2010, there was $154,643 of total unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted average period of 2.0 years.

Intangible Assets
Intangible assets in prior years related to an acquired brokerage license, which was deemed to have an indefinite life and, therefore, amortization ceased January 1, 2002 in accordance with ASC 350, "Intangibles – Goodwill and Other", (formerly SFAS No. 142, "Goodwill and Other Intangible Assets"). The Company reviewed the asset for potential impairment and wrote off the net value of the asset of $153,455 in 2010. This expense is included in general and administrative expense within the statement of income.

Capitalized Contract Acquisition Costs
A contract acquisition payment of $1,470,000 was made in connection with the State of Indiana 529 plan agreements, executed in September 2008. The payment has been capitalized as an asset. The asset is amortized on a straight-line basis over the life of the 10 year contract, and the amortization is recorded as contra-revenue. During the year ended December 31, 2010, amortization of the contract acquisition payment totaled $147,000, resulting in total accumulated amortization of $330,750. Management evaluates this asset annually for impairment. Since there have been no changes to the State of Indiana 529 plan agreement since inception of the contract, no impairment was recognized during the year ended December 31, 2010.

Prepaid Expenses
Prepaid expenses include advance commissions, prepaid licenses, and other upfront fees. As of December 31, 2010, the majority of prepaid expenses related to advance commissions paid by the Company to advisors on Class C shares sold to participants in various 529 plans. These amounts are paid by the Company monthly and capitalized. The assets are amortized on a straight-line basis over one year, consistent with the period over which the Company is paid distribution fees related to these shares. The amortization is recorded as contra-revenue.

3. Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among wholly unrelated parties.

Transactions with SLM
SLM pays substantially all the accounts payable and payroll on behalf of the Company and SLM is reimbursed through the Due to related parties, net account on a routine basis. SLM also provides general overhead services (for example, the cost of processing the centralized accounts payable and payroll) which are not charged to the Company. At December 31, 2010, the net amount of cash owed from the Company to SLM was $182,720, and is shown in Due to related parties, net.

Transactions with the Parent
The Company has an expense sharing arrangement whereby the Parent will provide for substantially all facilities related, and technical support functions such as desktop and other network support functions for the Company. Facilities related expenses for the year totaled $324,023, and technical support expenses totaled $229,074. These costs are included in occupancy and computer operations expense, respectively, within the statement of income. At December 31, 2010, the net amount of cash owed from the Company to the Parent was $1,035,547, and is shown in Due to related parties, net.

Transactions with UIA
In general, the Company and UIA jointly enter into contracts with State Trustees of the 529 Plans. Under the terms of the contracts, the Company is generally responsible for program management and distribution services for the respective 529 Plans. All broker-dealer related expenses are incurred directly by the Company. Other operating expenses are shared between the Company and UIA pursuant to an expense sharing agreement whereby 30% of the shared expenses are allocated to the Company. In 2010, the 30% allocation represented $7,611,588 in expenses which are included in compensation and benefits, computer operations, professional fees, promotional expenses and general and administrative costs within the statement of income. The majority of these expenses are paid by SLM and reimbursed by the Company on a routine basis. Costs which are specifically incurred by the Company or UIA are expensed accordingly and not shared.

The Company also receives contract payments on behalf of UIA, and UIA receives payments on behalf of the Company, for certain 529 plans. Fees for services performed for these 529 Plans by both the Company and UIA are remitted in the aggregate to the Company or UIA. The Company accounts for the UIA portion of these payments as pass-through activity and net cash is remitted on a monthly basis, in arrears. At December 31, 2010, the net amount of cash owed from the Company to UIA was $219,437, and is shown in Due to related parties, net.

Income Taxes
Income taxes calculated for the Company on a separate company basis (See Note 5 below) are paid through the Parent. At December 31, 2010, taxes payable to the Parent were $3,721,963.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of debit balances arising from customer transactions. At December 31, 2010, the Company had net capital of $10,760,446 which was $10,510,446 in excess of its required net capital of $250,000.

5. Income Taxes

Federal and state income taxes are calculated as if the Company filed a separate income tax return. The components of the provision for income taxes are as follows:

Current Provision	2010
Federal	$ 2,902,900
State	819,064
Total Current Provision	3,721,964
Deferred Provision	
Federal	$ (100,287)
State	(3,740)
Total Deferred Provision	(104,027)
Provision for Income Tax Expense	$ 3,617,937

The effective tax rate is 41.02% and varies from the U.S. federal statutory rate of 34% due to the impact of state taxes, net of federal benefit. The Company has a current tax liability to its Parent of $3,721,963. The deferred tax asset of $585,324 is primarily related to the federal benefit of state tax liabilities to be settled with the Parent, de minimis computer hardware and software costs, and stock compensation differences.

The Company has no uncertain tax positions as of December 31, 2010.

6. Defined Contribution Plan

The SLM 401(k) Retirement Savings Plan covers substantially all employees of the Company. Effective October 1, 2008 SLM matches on an annual basis up to 100 percent on the first 3 percent of contributions and 50 percent on the next 2 percent of contributions after one year of service, and all eligible employees received a 1 percent core employer contribution.

Aggregate SLM contributions to these plans for employees of the Company totaled $162,130 for the year ended December 31, 2010.

7. Commitments and Contingencies

The Company's program management contracts with the States include certain representations and warranties and provide general indemnifications in the event the Company's negligent acts, willful misconduct or fraud result in any direct losses suffered by the States. The Company's maximum exposure under these arrangements is unknown, as it would involve claims that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

The Company is subject to various claims, lawsuits and other actions that arise in the normal course of business. Management believes that these claims, lawsuits or other actions will not have a material adverse effect on its business, financial condition or results of operations.

The Company, pursuant to certain of its program management contracts, has annual commitments to pay marketing and administrative costs for the respective States. The total future contractual commitments for the Company are $3,999,250. The following schedule summarizes the annual commitments:

2011	$	507,500
2012		435,750
2013		427,500
2014		427,500
2015 and thereafter		2,201,000
Total	$	3,999,250

The total future commitment is $13,330,833, of which 70% is allocated to UIA, and not shown above.

8. Restructuring Activities

On March 30, 2010, President Obama signed into law H.R. 4872, HCERA, which included the SAFRA Act. Effective July 1, 2010, this legislation eliminated the authority for SLM to provide new loans under the Federal Family Education Loan Program ("FFELP") and requires all new federal loans to be made through the Direct Student Loan Program ("DSLP"). The new law did not alter or affect the terms and conditions of existing FFELP loans. SLM is restructuring its business in response to the impact to this change in law which will result in a significant reduction of operating costs due to the elimination of positions and facilities associated with the origination of FFELP loans. In addition, in connection with the HCERA restructuring effort, on July 1, 2010 SLM announced its corporate headquarters will be moving from Reston, VA to Newark, DE by March 31, 2011.

SLM sponsors the SLM Corporation Employee Severance Plan, which provides severance benefits in the event of termination of the SLM's and its subsidiaries' full-time employees and part-time employees who work at least 24 hours per week. The Employee Severance Plan establishes specified benefits based on base salary, job level immediately preceding termination and years of

service upon termination of employment due to Involuntary Termination or a Job Abolishment, as defined in the Employee Severance Plan. The benefits payable under the Employee Severance Plan relate to past service and they accumulate and vest. Accordingly, the Company recognizes severance costs to be paid pursuant to the Employee Severance Plan in accordance with ASC 712, "Compensation-Nonretirement Postemployment Benefits," when payment of such benefits is probable and reasonably estimable. Such benefits, including severance pay calculated based on the Employee Severance Plan, outplacement services and continuation pay, have been incurred during the year ended December 31, 2010 as a direct result of SLM's restructuring initiatives. The Company recorded severance cost of $552,986 for the year ended December 31, 2010. Such costs are classified as restructuring expenses in the accompanying statement of income. At December 31, 2010, $552,986 is included in due to related parties, net in the accompanying statement of financial condition as the Company's severance charges are initially accrued and paid by SLM on behalf of the Company

9. Concentrations and Risks

The Company generates the majority of its revenues by providing services to various 529 Plans. Fees for such services are primarily asset-based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets or legislative changes impacting the 529 college savings market, in general.

For the year ended December 31, 2010, revenue from three 529 Plans accounted for 60% of total revenue. Two of these three 529 Plans representing 49% of 2010 revenue are subject to renewal in 2011, while the third 529 Plan is subject to renewal in 2012, based on State procurement rules.

The Company maintains its cash balances with a major national depository institution, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

Upromise Investments, Inc.
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Total ownership equity from Statement of Financial Condition	$	16,184,296
Less - Nonallowable assets (see below)		5,429,202
Less - Other securities		7,119
Net capital		10,747,975
Less - Minimum net capital requirement (greater of $250,000 or 2% of aggregate debit items)		250,000
Excess net capital	$	10,497,975
Total non-allowable assets from Statement of Financial Condition		
Description		
Accounts receivable	$	2,720,569
Capitalized contract acquisition costs		1,139,250
Prepaid expenses		484,059
Deferred tax asset		585,324
Cash segregated under federal and other regulations		500,000
	$	5,429,202

Reconciliation with Company's computation (included in Part II of Form X-17A-5 filed by the Company on January 24, 2011)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	10,938,789
Adjustment to increase deferred tax asset		(104,027)
Adjustment to increase tax expense		(86,787)
Net capital per above	$	10,747,975

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Total credit items	$ -

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between this computation of reserve requirements and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS report filed by the Company on January 24, 2011.

Upromise Investments, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3:	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ -
A. Number of items	-

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Shareholder of Upromise Investments, Inc.:

In planning and performing our audit of the financial statements of Upromise Investments, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2011

pwc

Report of Independent Accountants on Securities Investor Protection Corporation Assessment Required by SEC Rule 17a-5(e)(4)

To Shareholder of Upromise Investments, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Upromise Investments, Inc. (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    - Item 2B of Form SIPC-7 - Compared item 2B of Form SIPC-7 with the total amount of check number 140 dated July 22, 2010 in the amount of $25,031.07, noting no differences.
    - Item 2F of Form SIPC-7 - Compared item 2F of Form SIPC-7 with wire transfer number B1B7TP1C002862 dated February 6, 2011 in the amount of $23,110.40, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $19,256,588 reported on page 2, item 2a of Form SIPC-7, noting no differences.

3. The Company did not report any adjustments on page 2, items 2b and 2c of Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $19,256,588 and $48,141.47, respectively of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7- in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Upromise Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2011

Upromise Investments, Inc.

(An Indirect Wholly-Owned Subsidiary of SLM Corporation)

Financial Statements and Supplementary Schedules Pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2010 and For the Year then Ended